Exhibit 1

November 29, 2012

David M. Slager
Regals Capital LP ("Regals")
152 West 57th Street - Ninth Floor
New York, NY 10019

Dear David:

Reference is made to (i) the Warrant dated March 11, 2012, as amended by Amendment No. 1 thereto dated as of August 28, 2012, and Amendment No. 2 thereto dated as of November 13, 2012, to purchase up to 3,485,500 shares of common stock of Oramed Pharmaceuticals Inc. (the "Company"), (ii) the Warrant dated August 28, 2012, to purchase up to 1,351,352 shares of common stock of the Company and (iii) the Warrant dated November 5, 2012, to purchase up to 202,703 shares of common stock of the Company (together, the "Warrants") issued by the Company to Regals.

As you know, pursuant to the letter agreement dated as of November 29, 2012 (the "Letter Agreement") attached as Exhibit A hereto, the Company and Regals have agreed to amend the Warrants (and to prepare and execute amendments to each of the Warrants (the "Amendments") setting forth such terms as soon as reasonably practicable) to provide (among other things) that Section 3(e) ("Anti-dilution Adjustments") of each of the Warrants shall be deleted in its entirety. In addition, as a condition to and simultaneous with the execution and delivery of the Amendments, the Company shall issue to Regals a Common Stock Purchase Warrant to purchase up to 1,647,722 shares of the Common Stock of the Company (the "New Warrant") in the form attached as Exhibit A to the Letter Agreement.

As a further condition to the execution and delivery of the Amendments and in order to make Regals whole in respect to the deletion of Section 3(e) of each of the Warrants, in my personal capacity as a shareholder of the Company, I hereby undertake and agree that following the execution and delivery of the Amendments, in the event that an adjustment pursuant to Section 3(e) of any of the Warrants (had it not been amended by the deletion of Section 3(e) thereof) would have been triggered and the number of shares of common stock of the Company that Regals would have been able to purchase under the Warrants would have increased by an aggregate number in excess of 1,647,722 shares, then Regals shall have the right to purchase from me such number of shares of common stock of the Company owned by me equal to such excess, up to a maximum of 1,352,278 shares of common stock of the Company (the "Call Shares")(as such numbers may be adjusted pursuant to any stock splits, dividends and similar events), at the reduced exercise price per share that would have then applied under such Warrant after giving effect to such adjustment, subject as to each Warrant to the exclusions provided in Section 3(e) thereof (prior to the deletion thereof). The foregoing call right in respect of any Warrant shall survive until the Termination Date of such Warrant, and following the Termination Date of such Warrant, the aggregate number of Call Shares shall be reduced in proportion to the number of shares of common stock that could have been purchased under such terminated Warrant in relation to the aggregate number of shares of common stock that can be (or could have been, prior to such termination) purchased under all of the Warrants. Any purchase of Call Shares pursuant hereto shall be subject to customary representations and warranties of Regals to be made at the time of such purchase.

Please indicate your acknowledgement and agreement to the terms of this letter agreement in the space provided below and return an executed copy to me.

Sincerely, /s/ Nadav Kidron Nadav Kidron

Acknowledged and agreed:

Regals Capital LP

By: /s/ David M. Slager

Title:

Exhibit A

The Letter Agreement is incorporated by reference from Exhibit 10.22 to the Company's registration statement on Form S-1, filed on February 1, 2013.